EXHIBIT 99.1

Bezeq The Israel Telecommunications Corporation Ltd.

(the “Company”)

To:

Israel Securities Authority

Tel Aviv Stock Exchange Ltd.

Re: Immediate Report - Plan for Migration to OTT Broadcasts at yes

Tel Aviv, Israel - March 14, 2019 - Bezeq The Israel Telecommunication Corp., Ltd. (TASE: BEZQ), announced that the Company's Board of Directors approved a resolution of the Board of the subsidiary D.B.S. Satellite Services (1998) Ltd (“yes”) to approve the plan for migration from satellite broadcasts to broadcasts over the Internet (“OTT”) in a gradual process that is expected to spread over several years. Pursuant to the decision, yes will closely monitor market conditions, the competitive and the technological environment, and will regularly assess the applicability of the plan and the need, if there shall be such, to make changes in it, the rate or manner of implementation, also taking into account the requirements of its customers, and the regulatory and other commitments of yes.

The resolution of the yes Board was taken in light of trends in the TV content market that include lower barriers to entry, emergence of new players, establishment of OTT broadcasting technologies, changes in the value chain, and change in consumer habits. All these trends, together with the differences between the technology of the older satellite broadcasts and the technology of OTT broadcasts with all its inherent advantages, required an examination of the need for OTT based broadcasts by yes. This took into account, among other things, existing commitments in all matters related to satellite technology, the set top box market, the regulations under which yes operates, the content rights it holds, and the development of broadband speeds in the market.

As stated, this is an approval for a migration plan in a gradual process with close monitoring, and accordingly there can be no certainty at this point in time that the process will actually be implemented and/or if the process will be completed and the stated migration will take place. If the migration were to be completed, it is expected to lead to a savings in yes costs and better compatibility with changing market conditions.

The information and estimates included in this report are forward looking information in the meaning of this term in the Securities Law, 1968, based inter alia on assumptions, estimates and forecasts concerning the competition, commercial developments, consumer habits, technological environment, regulatory environment, and the impact of regulations (both on yes and on other parties), both in the satellite market and the OTT television market. Accordingly, the information may not come about in whole or in part or come about in a different fashion from what has been estimated, if the said estimates and forecasts do not come about or come about differently from expected.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.